GENERAL FINANCE CORPORATION

Oppenheimer 6th Annual Industrials Conference | September 26, 2011








General FINANCE
C O R P O R A T I O N

N A S D A Q : G F N

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

GeneralFINANCE
C O R P O R A T I O N

General Finance at a Glance

- A holding company that acquires, operates and enhances value for businesses in the mobile storage and modular space industries (portable services)

- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries

- Ownership in leading providers of mobile storage and modular space businesses operating in highly fragmented markets

  - 50.01% ownership of Royal Wolf Holdings Ltd.
  - 100% ownership of Pac-Van, Inc.

- FY11 consolidated revenue of $182.3 million; FY11 consolidated adjusted EBITDA of $38.0 million











GFN: Reasons to Invest

- Seasoned, global expertise in portable services industry at holding company level
- Recent Royal Wolf IPO improves capital structure at operating subsidiaries
- Strong Royal Wolf performance bolstered by thriving local economy and unmatched competitive leadership
- Pac-Van upside opportunity through three-pronged growth strategy
- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class
- Recently improved financial flexibility and sound prospects for growth and improved performance in 2012
- Current valuation offers attractive entry point with clear and compelling upside opportunity

GeneralFINANCE CORPORATION

GFN Management: Seasoned, Global Expertise

Ronald F. Valenta President and CEO	Founder, president and CEO of Mobile Services Group, Inc.; director of the National Portable Storage Association; SVP of Public Storage, Inc.; Arthur Andersen & Co.
Charles E. Barrantes Executive VP and CFO	VP and CFO of Royce Medical Company; CFO of Earl Scheib, Inc.; 30 years of experience in accounting and finance including >10 years with Arthur Andersen & Co.
Jeffrey A. Kluckman Executive VP, Business Development	15-year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)
Christopher A. Wilson VP, General Counsel and Secretary	General counsel and assistant secretary of Mobile Services Group, Inc.; corporate law at Paul, Hastings, Janofsky & Walker LLP; J.D. from Loyola Law School and BA from Duke University

- **>50 collective years of expertise in the rental services industry, including portable services**
- **M&A activity (at GFN and subsidiaries) draws on Mr. Valenta's successful completion and integration of 100+ acquisitions in past 15 years , Mr. Kluckman's 110+ transactions**

GeneralFINANCE
CORPORATION

Royal Wolf Holdings at a Glance

Customer Segments



- Sells and leases container solutions in 3 key product areas
  - Portable storage
  - Portable buildings
  - Freight
- 21,000 customers across 19 industries
- Trades publicly on the ASX under the symbol "RWH"
- FY11 revenues of US$126.4 million
- FY11 adjusted EBITDA of US$29.9 million






Royal Wolf's Leadership

Experienced and committed senior management supported by Board of Directors with combined 139 years of relevant experience

Robert Allan Chief Executive Officer	30 years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International
Greg Baker Chief Financial Officer	20+ years experience in senior accounting and finance; as Royal Wolf CFO, has overseen successful implementation of enhanced financial reporting systems and optimized reporting and compliance discipline; senior finance roles at Westpac Banking Corporation and Fujitsu Australia
3 additional senior executives	Average 14+ years experience in equipment leasing industry

GeneralFINANCE
C O R P O R A T I O N

Royal Wolf's Fleet and Network

Largest lease fleet in Australia and New Zealand

(in units)



	FY06	FY07	FY08	FY09	FY10	FY11	FY12E
Total	16,739	15,948	28,603	28,227	26,927	30,170	34,750
Freight	5,067	4,569	8,328	8,020	6,309	7,504	8,520
Portable buildings	599	962	1,490	1,758	2,037	2,227	2,139
	11,073	10,417	18,785	18,449	18,581	20,439	24,091

■ Portable buildings   ■ Freight   Total



Darwin
NT
Cairns
Townsville
QLD
WA
Brisbane (1 NA and 1 CSC)
Geraldton
SA
Gold Coast
NSW   **Sydney (1 NA and 2 CSCs)**
Perth North (Bayswater)
Newcastle
North Harbour
Perth South (Bibra Lake)
ACT
Central Coast
Adelaide
Auckland
VIC
Bay of Plenty
Canberra
Hamilton
Melbourne West (Sunshine)
Melbourne East (Clayton)
Wellington
TAS   Hobart
Christchurch

◉ **Customer Service Centres**
◉ **National Accounts Management Team**

Integrated business model (procurement, modification, design and delivery) capitalizes on strategically located customer service centers and specialized national accounts management team

GeneralFINANCE
CORPORATION

Royal Wolf's Competitive Advantages

- Largest branch network and fleet throughout Australia and New Zealand

- Relatively new fleet, with 52% built in the last six years

- 94 unique container products offered across 3 product segments

- Diversified blue chip customer base across 19 industries

- National accounts capabilities to service large multi-region customers

- In house design and engineering capabilities to meet customer requirements

GeneralFINANCE
CORPORATION

Robust Australian Economy: Construction Spending



Source: Construction Forecasting Council of Australia

Robust Australian Economy: Capital Expenditure

Total Capital Expenditure   **Mining**





Source: Australian Bureau of Statistics

Royal Wolf's Growth and Expansion Profile

Over Past 5 Years

- Lease fleet growth of 13% per year
- 12 acquisitions completed
- 11 new product lines introduced

Key Financial Drivers

- Increasing revenue associated with the resources end market
- Fleet expansion combined with increasing pricing
- Continued margin expansion due to increasing leasing opportunities, further shift toward higher margin products

GeneralFINANCE
CORPORATION

Royal Wolf Financial Summary



- EBITDA CAGR of 33.5% (FY2006 to FY2011)

- Margin expansion to 23.6% from 10.5% (FY2006 to FY2011)

- Expected annual pro forma EBITDA growth to over $35 M in FY12

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van at a Glance

- Leases and sells mobile offices, modular buildings, portable storage and office containers, ancillary products and related services throughout the U.S.

- 26 branches in 18 states

- FY11 revenues of $55.9 million

- FY11 adjusted EBITDA of $10.5 million










GeneralFINANCE
CORPORATION

Pac-Van Management

Combined 85 years of relevant experience

Ted Mourouzis President and COO	Controller for a 3M joint venture, management consulting (operations and business processes) for Deloitte & Touche; president and CFO of private picture framing distributor; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University
Jim Dunmyer VP, Finance	15+ years experience in accounting and financial management including 3 years in public accounting with Deloitte & Touche; MBA from Wright State University and BA from DePauw University ; CPA
5 additional senior executives	12 years average background in mobile storage and modular space industries

GeneralFINANCE
CORPORATION

Pac-Van's Fleet Composition

- Storage containers
- Office containers
- Mobile offices
- Modular buildings



Distribution by Quantity



Customer Segments



Distribution by Dollar Value

GeneralFINANCE
CORPORATION

Pac-Van's Footprint

- 26 branches in 18 states
- Highly fragmented portable storage container market in U.S.



Pac-Van Financial Summary



- Over $3.0 million in annualized cost savings in the last three years
  - Salary, incentive pay and headcount reductions
  - Reduced discretionary spending
  - Re-negotiated property leases and insurance policies
  - Improved procurement terms from vendors
- Targeted investments in sales and service training and information systems
- Poised for increased profitability when industry demand returns

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van's Strategic Initiatives

Increase market penetration in portable storage and office containers by making incremental investments in container fleet to leverage attractive returns of this asset class



Pursue selective, accretive acquisitions that will enhance or expand branch network and geographic footprint, help diversify business away from the construction sector



Opportunistically reallocate fleet assets into higher performing markets to better balance supply and demand within the branch network

GeneralFINANCE
CORPORATION

Capital Structure

	GFN	Royal Wolf	Pac-Van
Consolidated cash	• $6.6 million		
Debt	• $15.0 million Senior Subordinated Note	• $63.1 million outstanding on $106.0 million Senior Credit Facility • $1.0 million other debt	• $56.7 million outstanding on $85.0 million Senior Credit Facility • $ 0.7 million other debt
Common equity	• 22.0 million shares outstanding	• 100.4 million shares outstanding • 50.01% owned by General Finance	• 100.0% owned by General Finance
Redeemable preferred stock	• $0.1 million		
Cumulative preferred stock	• $1.4 million		

• *Royal Wolf figures are translated into U.S. Dollars based on 1.0597 AUD/USD as of 6/30/11*
• *$15.0 million Senior Subordinated Note at General Finance Corp is being serviced by cash flows from Pac-Van*

GeneralFINANCE
C O R P O R A T I O N

Capital Investment Strategy



EXPERIENCE
Demonstrated track record of implementing operational changes and cost controls combined with acquisitions

OPPORTUNITIES
Grow subsidiaries' lease fleets

Pursue accretive acquisitions of portable storage container businesses

STRATEGY
Acquire and operate businesses primarily in mobile storage and modular space industries (portable services)

TARGETS
Existing or potential market leadership

Strong management teams

Mobile storage (containers) fleet

Strong leasing revenues

GeneralFINANCE
CORPORATION

Consolidated Financial Summary

Financial highlights (June 30, 2010 to June 30, 2011):

- Increased revenues by 17%.
- Increased adjusted EBITDA by 21% to $38.0 million
- Reduced outstanding borrowings, including the effect of foreign currency translation into US$, by $49.6 million
- Generated free cash flow of $13.2 million before fleet activity
- Invested $14.6 million in net fleet expansion



Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

GFN Valuation Analysis

NASDAQ: GFN	As of September 20, 2011
Recent share price	$3.18
Value	Derived by combining value of operating subsidiaries and value of holding company structure
Royal Wolf ownership	GFN's ownership interest in Royal Wolf is worth $101 million (A$99 million) or $4.59 per equivalent share of GFN
GFN market capitalization	$70.0 million
Discount	US investors applying an over $30 million negative value to GFN's equity ownership in Pac-Van and to holding company value

Significant value discount applied when calculating value utilizing "sum of the parts" valuation

GeneralFINANCE
CORPORATION

Key Investment Considerations

- Seasoned and proven expertise in portable services industry
- Disciplined growth strategies, operational guidance, effective capital allocation and capital markets support
- Both Royal Wolf and Pac-Van positioned for long-term growth and increased profitability
- Dramatically improved financial and operating flexibility at subsidiary levels
    - Operational strategies driving growth for existing businesses
    - Capital allocation strategies driving accretive acquisitive expansion
- Investment activity focused on the attractive container asset class

GeneralFINANCE CORPORATION

Contacts

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
+1 626.584.9722 x1007



Larry Clark, CFA
Senior Vice President
Financial Profiles, Inc.
+1 310.478.2700 x29
lclark@finprofiles.com



GeneralFINANCE
CORPORATION